# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LIFECORE BIOMEDICAL, INC. \DE\, CIK 0001005286
CUSIP: 514766104
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3515 LYMAN BOULEVARD, CHASKA, Minnesota (MN), 55318
Date of event which requires filing of this statement: 09/27/2026
Filed by CIK 0001560207
Persons authorized to receive notices and communications: CHRISTOPHER S. KIPER, LEGION PARTNERS ASSET MANAGEMENT, LLC, 12121 Wilshire Blvd, Suite 1240, Los Angeles, California (CA), 90025, 424-253-1773; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Legion Partners, L.P. I (CIK 0001595909): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 6,376,738; sole dispositive power 0; shared dispositive power 6,376,738; aggregate amount beneficially owned 6,376,738 (15.9% of the class)
- Legion Partners, L.P. II (CIK 0001618783): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 537,406; sole dispositive power 0; shared dispositive power 537,406; aggregate amount beneficially owned 537,406 (1.4% of the class)
- Legion Partners, LLC (CIK 0001682390): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,914,144; sole dispositive power 0; shared dispositive power 6,914,144; aggregate amount beneficially owned 6,914,144 (17.1% of the class)
- Legion Partners Asset Management, LLC (CIK 0001560207): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 6,991,719; sole dispositive power 0; shared dispositive power 6,991,719; aggregate amount beneficially owned 6,991,719 (17.3% of the class)
- Legion Partners Holdings, LLC (CIK 0001682389): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), working capital (WC), other (OO); sole voting power 0; shared voting power 6,991,919; sole dispositive power 0; shared dispositive power 6,991,919; aggregate amount beneficially owned 6,991,919 (17.3% of the class)
- Kiper Christopher S (CIK 0001432744): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 6,991,919; sole dispositive power 0; shared dispositive power 6,991,919; aggregate amount beneficially owned 6,991,919 (17.3% of the class)
- White Raymond T. (CIK 0001682494): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 6,991,919; sole dispositive power 0; shared dispositive power 6,991,919; aggregate amount beneficially owned 6,991,919 (17.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: LIFECORE BIOMEDICAL, INC. \DE\
Address of issuer's principal executive offices: 3515 LYMAN BOULEVARD, CHASKA, Minnesota (MN), 55318

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II and Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,084,268 Shares owned directly by Legion Partners I is approximately $33,506,562, including brokerage commissions. The aggregate purchase price of the 319,286 Shares owned directly by Legion Partners II is approximately $2,348,906, including brokerage commissions. The aggregate purchase price of the 200 Shares owned directly by Legion Partners Holdings is approximately $2,082, including brokerage commissions.

As detailed in Item 4 of Amendment No. 6, which information is incorporated herein by reference, the Series A Preferred Stock (as defined therein) purchased by Legion Partners I and Legion Partners II are converted into Shares at any time by Legion Partners I and Legion Partners II, which Shares are treated as beneficially owned for purposes of this Schedule 13D. The shares of Series A Preferred Stock purchased by each of Legion Partners I and Legion Partners II were purchased directly from the Issuer with working capital pursuant to the terms of the Purchase Agreement (as defined therein). The aggregate purchase price of the 11,414 shares of Series A Preferred Stock owned directly by Legion Partners I is approximately $11,414,000. Approximately 3,563 Shares of Series A Preferred Stock owned directly by Legion Partners I were received as dividends. The aggregate purchase price of the 1,086 shares of Series A Preferred Stock owned directly by Legion Partners II is approximately $1,086,000. Approximately 339 Shares of Series A Preferred Stock owned directly by Legion Partners II were received as dividends.

In connection with the appointment of Christopher S. Kiper to the Board of Directors of the Issuer (the "Board"), as further described in Item 4 to Amendment No. 6, Mr. Kiper has been awarded certain restricted stock units ("RSUs") in connection with his service as a director of the Issuer, including (i) 5,906 RSUs awarded on January 9, 2023 which vested on the first anniversary of the grant date and were automatically settled in Shares, (ii) 3,981 RSUs awarded on February 1, 2023 that vested on the first anniversary of the grant date and were automatically settled in Shares, (iii) 18,182 RSUs awarded on June 1, 2023 that vested on the first anniversary of the grant date and were automatically settled in Shares, (iv) 30,000 RSUs awarded on July 8, 2024 that vested on the first anniversary of the grant date and were automatically settled in Shares, (v) 19,506 RSUs awarded on July 15, 2025 that vested on the first anniversary of the grant date and were automatically settled in Shares, and (vi) 25,907 RSUs awarded on June 4, 2026 that vest on the earlier of June 4, 2027 or the date of the annual meeting of stockholders first held in calendar year 2027 (provided such date is no less than 50 weeks from June 4, 2026).

Because Mr. Kiper serves on the Board as a representative of Legion Partners Asset Management and the Reporting Persons, he does not have a right to any economic interest in securities of the Issuer granted to him by the Issuer in respect of his Board position. As a result, when the Issuer delivered such RSUs to Mr. Kiper, Legion Partners Asset Management was entitled to receive all of the economic interests in securities granted to Mr. Kiper by the Issuer in respect of Mr. Kiper's Board position, for no consideration.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On September 27, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Lifecore Inc., a Delaware corporation ("Parent"), and Hazel Merger Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent ("Merger Sub"). The Merger Agreement provides that, among other things, on the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, each Share issued and outstanding immediately prior to the date and time that the Merger becomes effective (the "Effective Time"), excluding any Excluded Shares (as defined below), will receive $6.28 per Share in cash plus one (1) contingent value right per share (each, a "CVR") (collectively, the "Common Stock Merger Consideration"). Excluded Shares include Shares or Series A Preferred Stock held by the Issuer, Parent or Merger Sub, and Dissenting Shares. At the Effective Time, each share of the Series A Preferred Stock issued and outstanding immediately prior to the Effective Time, excluding any Excluded Shares, will be canceled and cease to exist and be converted into the right to receive an amount in cash per share of Series A Preferred Stock equal to the "Conversion Amount" as defined in Section 3 of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock plus one (1) CVR per Share into which the Series A Preferred Stock is convertible as of immediately prior to the Effective Time under the Certificate of Designations.

Completion of the Merger is subject to customary closing conditions, including, (i) the adoption of the Merger Agreement by Issuer stockholders at a special meeting (the "Issuer Required Vote"), (ii) the expiration or termination of the applicable waiting period (or any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), (iii) the other required governmental consents, registrations, notice or approvals will have been made or obtained, and (iv) the absence of any legal restraint that prohibits, or makes illegal the consummation of the Merger.

On September 27, 2026, in connection with the execution of the Merger Agreement, the Reporting Persons entered into a voting and support agreement (the "Voting Agreement") with the Issuer and Parent. Pursuant to the Voting Agreement, the Reporting Persons generally agreed not to transfer any Shares owned as of the date of the agreement or acquired after the date of the agreement (the "Covered Shares"). In addition, the Reporting Persons agreed that, at any meeting of the Issuer's stockholders, they will vote their Covered Shares (a) in favor of the approval and adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, (b) in favor of any proposal to adjourn or postpone the meeting to a later date if there are not sufficient votes present for there to be a quorum or for the approval and adoption of the Merger Agreement, and (c) against (i) any action, proposal, transaction, or agreement that would reasonably be expected to result in any condition to the Merger Agreement not being satisfied prior to the termination of the Merger Agreement or (ii) any Acquisition Proposal (as defined in the Merger Agreement) or agreement, transaction, or other matter that is intended to or would reasonably be expected to impede, interfere, or materially and adversely affect the consummation of the Merger and the other transactions contemplated by the Merger Agreement. The Voting Agreement will continue until the earliest to occur of (a) the time that the Company Required Vote (as defined in the Merger Agreement) has been obtained, (b) the Effective Time, (c) such date and time as the Merger Agreement shall be validly terminated or (d) upon a Company Adverse Change Recommendation (as defined in the Merger Agreement) effected by the Issuer's Board in accordance with the Merger Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on a denominator that is the sum of: (i) 37,905,846 Shares outstanding, which is the total number of Shares outstanding as of September 25, 2026, as set forth in Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the SEC on September 28, 2026, and (ii) the Shares underlying the Series A Preferred Stock that can be converted by the Reporting Persons, as applicable.

A. Legion Partners I
As of the date hereof, Legion Partners I beneficially owned 6,376,738 Shares, including 2,292,470 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible. Percentage: Approximately 15.9%

B. Legion Partners II
As of the date hereof, Legion Partners II beneficially owned 537,406 Shares, including 218,120 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible. Percentage: Approximately 1.4%

C. Legion Partners, LLC
As the general partner of each of Legion Partners I and Legion Partners II, Legion Partners, LLC may be deemed the beneficial owner of the (i) 6,376,738 Shares beneficially owned by Legion Partners I and (ii) 537,406 Shares beneficially owned by Legion Partners II. Percentage: Approximately 17.1%

D. Legion Partners Asset Management
As of the date hereof, Legion Partners Asset Management may be deemed to beneficially own the 77,575 Shares that were granted to Mr. Kiper by the Issuer in his capacity as a director of the Issuer, as further explained in Item 3. As the investment advisor of each of Legion Partners I and Legion Partners II, Legion Partners Asset Management may also be deemed the beneficial owner of the (i) 6,376,738 Shares beneficially owned by Legion Partners I and (ii) 537,406 Shares beneficially owned by Legion Partners II. Percentage: Approximately 17.3%

E. Legion Partners Holdings
As of the date hereof, Legion Partners Holdings directly beneficially owned 200 Shares. As the sole member of Legion Partners Asset Management and the sole member of Legion Partners, LLC, Legion Partners Holdings may also be deemed the beneficial owner of the (i) 6,376,738 Shares beneficially owned by Legion Partners I, (ii) 537,406 Shares beneficially owned by Legion Partners II and (iii) 77,575 Shares that were granted to Mr. Kiper by the Issuer in his capacity as a director of the Issuer. Percentage: Approximately 17.3%

F. Messrs. Kiper and White
Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 6,376,738 Shares beneficially owned by Legion Partners I, (ii) 537,406 Shares beneficially owned by Legion Partners II, (iii) 200 Shares beneficially owned by Legion Partners Holdings and (iv) 77,575 Shares that were granted to Mr. Kiper by the Issuer in his capacity as a director of the Issuer. Percentage: Approximately 17.3%

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

A. Legion Partners I
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,376,738
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,376,738

B. Legion Partners II
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 537,406
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 537,406

C. Legion Partners, LLC
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,914,144
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,914,144

D. Legion Partners Asset Management
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,991,719
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,991,719

E. Legion Partners Holdings
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,991,919
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,991,919

F. Messrs. Kiper and White
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,991,919
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,991,919
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

None of the Reporting Persons have entered into any transactions in the securities of the Issuer during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On September 27, 2026, the Reporting Persons, Parent and the Issuer entered into the Voting Agreement as defined and described in Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Voting and Support Agreement, entered into as of September 27, 2026 (incorporated herein by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 28, 2026).

## Signatures
- Legion Partners, L.P. I: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director of Legion Partners Asset Management, LLC, its Investment Advisor (09/28/2026)
- Legion Partners, L.P. II: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director of Legion Partners Asset Management, LLC, its Investment Advisor (09/28/2026)
- Legion Partners, LLC: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Member of Legion Partners Holdings, LLC, its Managing Member (09/28/2026)
- Legion Partners Asset Management, LLC: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director (09/28/2026)
- Legion Partners Holdings, LLC: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Member (09/28/2026)
- Kiper Christopher S: /s/ Christopher S. Kiper, Christopher S. Kiper (09/28/2026)
- White Raymond T.: /s/ Raymond White, Raymond White (09/28/2026)